# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Airlines Group Inc., CIK 0000006201
CUSIP: 02376R102
Title of class of securities: COM
Address of issuer's principal executive offices: 1 Skyview Drive, Fort Worth, Texas (TX), 76155
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-16-119076
Filed by CIK 0000763212

## Reporting persons
- PRIMECAP MANAGEMENT CO/CA/: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 49,234,154; shared voting power 0; sole dispositive power 49,641,939; shared dispositive power 0; aggregate amount beneficially owned 49,641,939 (7.52% of the class)

## Item 1. Issuer
Name of issuer: American Airlines Group Inc.
Address of issuer's principal executive offices:
1 Skyview Drive, Fort Worth, TEXAS
76155

## Item 2. Person Filing
Name of person filing: PRIMECAP MANAGEMENT CO/CA/
Address of principal business office or, if none, residence:
177 EAST COLORADO BLVD.
11TH FLOOR
PASADENA, California
91105
Citizenship: PRIMECAP MANAGEMENT CO/CA/ - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 49,641,939
Percent of class: 7.52
Sole power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 49,234,154
Shared power to vote or to direct the vote: PRIMECAP MANAGEMENT CO/CA/ - 0
Sole power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 49,641,939
Shared power to dispose or to direct the disposition: PRIMECAP MANAGEMENT CO/CA/ - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PRIMECAP MANAGEMENT CO/CA/: Jorge A. Rodriguez, Deputy Chief Compliance Officer (11/13/2025)